UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 15, 2015.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX YEAR-TO-DATE 2015 NET INCOME REACHED $49.1 MILLION (+11% YEAR-ON-YEAR), OR $1.26 PER SHARE, AS 2Q15 NET INCOME TOTALED $20.2 MILLION (-30% QoQ, -2% YoY), YTD RETURN ON AVERAGE STOCKHOLDER’S EQUITY REACHED 10.6% (+0.5 pts YoY)

PANAMA CITY, REPUBLIC OF PANAMA, July 15, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter and half-year ended June 30, 2015.

Second Quarter and Half-Year 2015 Highlights

Reported results:

•	Bladex’s year-to-date 2015 Net Income totaled $49.1 million (+11% year-on-year), driven by a 7% increase in net interest income on higher average loan portfolio balances (+6%), with increased provisions from portfolio balances growth as credit quality remains strong. Expenses were 3% below prior year levels.

•	Fees and Other Income reached $6.5 million in 6M15, (-33% year-on-year), as mandated transactions in the structuring and syndication business continue in progress towards closings in the coming months. The pipeline of prospective transactions remains solid.

•	The second quarter 2015 Net Income reached $20.2 million, -2% year-on-year, mainly due to lower structuring/syndication fees. 2Q15 Net Income was 30% below prior quarter levels, impacted by higher credit provisions on increased lending activity, with a 4% quarter-on-quarter growth in the Commercial Portfolio ending balances, which positions the Bank for revenues growth in the coming quarters. Income from non-core activities was negatively impacted by the quarterly results from the participation in investment funds, while remaining marginally positive for the 6M15 period.

Key performance metrics:

•	The Bank’s first half 2015 annualized return on average equity (“ROAE”) reached 10.6% versus 10.1% in 6M14. Excluding non-core results, Business ROAE was 10.5% year-to-date, and 9.6% for 2Q15 (-0.7 pts year-on-year and -1.9 pts quarter-on-quarter, respectively).

•	Net interest spread and net interest margin remained unchanged for 6M15 at 1.65% and 1.81%, respectively, as higher average loans and improved funding costs (-7 bps) helped offset the 4 bps decrease in average lending rates.

•	The Bank’s year-to-date Efficiency Ratio and the Business Efficiency Ratio both improved to 33%, versus 36% and 34% in 6M14 respectively, as operating revenues increased 6% and operating expenses decreased 3%.

Credit Growth & Quality:

•	End-of-period Commercial Portfolio balances totaled $7.4 billion as of June 30, 2015 (+7% year-on-year; +4% quarter-on-quarter), while average Commercial Portfolio balances in 6M15 reached $7.1 billion on (+5% year-on-year).

•	Credit quality remained healthy with a ratio of 0.30% of non-accruing loans to total loan portfolio balances as of June 30, 2015, while the ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.23% (+5 bps year-on-year, unchanged quarter-on-quarter). The ratio of allowance for credit losses to non-accruing loans was 4.4 times as of June 30, 2015.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M15	6M14	2Q15	1Q15	2Q14
Key Income Statement Highlights
Operating revenues	$78.5	$73.7	$36.3	$42.2	$37.2
Operating expenses	$25.6	$26.4	$12.6	$13.0	$12.9
Business Net Income (1)	$48.8	$47.0	$22.5	$26.4	$22.9
Non-Core Items (2)	$0.3	$(2.8)	$(2.2)	$2.5	$(2.2)
Net Income attributable to Bladex Stockholders (3)	$49.1	$44.2	$20.2	$28.8	$20.7
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.26	$1.14	$0.52	$0.74	$0.54
Return on Average Equity (“ROAE”)	10.6%	10.1%	8.6%	12.6%	9.3%
Business ROAE (5)	10.5%	10.7%	9.6%	11.5%	10.3%
Business Return on Average Assets	1.25%	1.29%	1.16%	1.35%	1.24%
Net Interest Margin ("NIM")	1.81%	1.81%	1.79%	1.84%	1.84%
Net Interest Spread ("NIS")	1.65%	1.65%	1.63%	1.68%	1.67%
Efficiency Ratio	33%	36%	35%	31%	35%
Business Efficiency Ratio (6)	33%	34%	33%	33%	32%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,411	$6,901	$7,411	$7,093	$6,901
Treasury Portfolio	$349	$376	$349	$393	$376
Total Assets	$8,308	$7,679	$8,308	$7,955	$7,679
Market capitalization	$1,254	$1,147	$1,254	$1,276	$1,147
Tier 1 Basel I Capital Ratio (7)	15.4%	15.2%	15.4%	16.2%	15.2%
Leverage (times) (8)	8.7	8.6	8.7	8.4	8.6
Liquid Assets / Total Assets (9)	11.6%	9.6%	11.6%	11.6%	9.6%
Non-accruing loans to total loans, net of discounts	0.30%	0.06%	0.30%	0.32%	0.06%
Allowance for credit losses to Commercial Portfolio	1.23%	1.18%	1.23%	1.23%	1.18%
Allowance for credit losses to non-accruing loan balances (times)	4.4	20.3	4.4	4.2	20.3

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CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Second Quarter and Half-Year 2015 results: “It is fair to say that market expectations regarding 2015 economic growth dynamics in Latin-America have largely not been met so far, with GDP growth even trailing 2014 levels. Nevertheless, we see Bladex´s performance remain quite robust, tracking ahead of prior year cumulated results for the first half.  We continue to make headway in increasing the diversification of our portfolio exposures, across countries, industry sectors and our growing client base. A generally observed flight-to-quality towards higher quality risk exposures – in essence, towards the type of exposures that characterize Bladex – continues to provide for a tough competitive environment, reflected in persistent margin pressure. Hence, we continue to privilege margin stability over volume growth. On the flip-side, though, credit quality remains strong, and operating expenses continue to track lower, providing a good basis to continue our approach too carefully, and moderately grow our interest revenue base, while devoting attention and resources to further developing the fee income side.

And this is where we actually see tangible progress, even as fee income numbers are still tracking behind prior-year levels at this point. While a year ago we had an overhang of 2013 mandates that were completed in the first months of 2014, the mandates being worked on by our syndications & distribution team at this time look to come to fruition in the second half of the year, for a variety of client-driven reasons. On the basis of the existing pipeline of prospective transactions, we continue to expect to see year-on-year revenue expansion in this area for the full year 2015. Meanwhile, we are seeing increased activity in our letters of credit and contingencies business, as a result of organizational changes and workflow improvements that we expect will continue to bear fruit.

We have yet to see, if and how market conditions may be impacted by ongoing events in Europe, Asia and elsewhere, but what we can ensure is that Bladex remain vigilant and at-the-ready to swiftly react to any changes in our operating environment, big or small. Bladex´s robust capitalization levels, prudent liquidity management and its diversified funding base provide the necessary foundations to be able to weather potential adverse conditions, as unlikely as they may seem, and to seize the opportunities that will inevitably arise in this complex environment. This leads us to view our prospects over the coming quarters with caution, yes, but not without optimism.” Mr. Amaral concluded.

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RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s Commercial Portfolio. Net Income includes net interest income from loans, fees and other income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, customers’ liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

As of June 30, 2015, the Commercial Division’s portfolio balances totaled $7.4 billion, a $0.3 billion, or 4%, increase from the previous quarter, and a $0.5 billion, or 7%, increase from a year ago, on higher business origination in the Bank’s established client base of corporations and financial institutions (+6% quarter-on-quarter; +10% year-on-year). On average basis, Commercial Portfolio balances reached $7.1 billion during the first six months 2015, up $0.3 billion, or 5%, compared to the $6.8 billion during the same period 2014, from growing business volumes in the Bank’s client base of corporations (+11% year-on-year), while the Division’s second quarter 2015 average balances stood at $7.0 billion, nearly unchanged from the previous quarter (-1%) and the second quarter 2014 (+2%).

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The Commercial Portfolio continued to be short-term and trade-related in nature: at June 30, 2015, $5.3 billion, or 72%, of the Commercial Portfolio was scheduled to mature within one year. Trade finance operations represented 54% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification across industry segments:

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Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	6M15	6M14	2Q15	1Q15	2Q14
Commercial Division:
Net interest income	$61.1	$57.6	$30.1	$31.0	$29.6
Non-interest operating income (10)	6.3	9.6	3.6	2.7	5.0
Net operating revenues (11)	67.4	67.2	33.7	33.7	34.6
Operating expenses	(20.2)	(20.5)	(9.8)	(10.4)	(10.2)
Net operating income (12)	47.2	46.7	23.9	23.3	24.4
Provision for loan and off-balance sheet credit losses, net	(3.8)	(3.7)	(3.4)	(0.3)	(3.7)
Net Income Attributable to Bladex Stockholders	$43.4	$43.0	$20.5	$23.0	$20.7

2Q15 vs. 1Q15

The Commercial Division’s second quarter 2015 Net Income totaled $20.5 million, compared to $23.0 million in the first quarter 2015. The $2.5 million decrease was attributable to higher credit provisions on higher lending volumes towards the end of the quarter, with a 4% quarter-on-quarter growth in the Commercial Portfolio ending balances, positioning the Bank for interest revenue growth in the coming quarters. Net operating revenues remained stable at $33.7 million, with expenses well under control, decreasing 6% quarter-on-quarter.

2Q15 vs. 2Q14

Second quarter 2015 Net Income remained relatively stable year-on-year (-1%), as lower non-interest operating income (-28%) mainly from the absence of closed transactions in the loan structuring and syndication business, was nearly offset by the combined effects of increased net interest income (+2%) mainly due to higher average loan portfolio balances (+4%), decreased operating expenses (-4%), and lower provisions for credit losses recorded in the second quarter 2015.

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6M15 vs. 6M14

The Division’s year-to-date 2015 Net Income of $43.4 million improved marginally year-on-year (+1%), driven by a 6% increase in net interest income mainly from higher average loan portfolio balances (+6%), which more than offset lower non-interest operating income (-35%) mostly related to the absence of closed loan structuring and syndication transactions during the first half 2015.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. The Treasury Division also incorporates the Bank’s net results from its remaining participation in investment funds, which are shown in the other income line item “net gain (loss) from investment funds”. Bladex’s participation in the Feeder Fund stood at 48.24% as of June 30, 2015 after the redemption of $2.0 million during the quarter, compared to 48.68% as of March 31, 2015 and 49.61% as of June 30, 2014.

The Division’s Net Income is presented net of allocated operating expenses, and includes net interest income from Treasury activities, as well as related net other income, including net results from derivative financial instruments and hedging, net gains (losses) from investment funds, net gains (losses) from trading securities, net gains (losses) on the sale of securities available-for-sale, and net gains (losses) on foreign currency exchange.

The Bank’s liquid assets (9) totaled $960 million as of June 30, 2015, compared to $919 million as of March 31, 2015, and $738 million as of June 30, 2014. As of these dates, the liquid assets to total assets ratio was 11.6%, 11.6%, and 9.6%, respectively, while the liquid assets to total deposits ratio was 29.6%, 35.2%, and 24.8%, respectively.

As of June 30, 2015, the securities available-for-sale portfolio totaled $286 million, compared to $332 million as of March 31, 2015, and $333 million as of June 30, 2014. As of June 30, 2015, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 74% of which represented multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

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Deposit balances stood at $3.2 billion as of June 30, 2015, representing 44% of total liabilities, having increased 24% quarter-on-quarter, and 9% year-on-year. Short-term borrowings and debt, including Repos, decreased 21% quarter-on-quarter, but increased 9% year-on-year to reach $2.4 billion as of June 30, 2015, while long-term borrowings and debt totaled $1.6 billion as of June 30, 2015, up 23% quarter-on-quarter, and 6% year-on-year. This follows a US$350 million bond issuance earlier in the quarter, the Bank’s second 144A/Reg S transaction after its debut in 2012. Weighted average funding costs decreased to 1.04% during the first six months 2015, compared to 1.11% during the same period 2014 (-7 bps), as the Bank efficiently managed its funding mix, while following Basel III guidelines in its liquidity management. On a quarterly basis, weighted average funding costs remained relatively stable quarter-on-quarter at 1.05% (+1 bp), and down 6 bps from the second quarter 2014.

(US$ million)	6M15	6M14	2Q15	1Q15	2Q14
Treasury Division:
Net interest income	$9.4	$8.4	$4.6	$4.8	$4.3
Non-interest operating income (loss) (10)	1.7	(1.8)	(2.0)	3.8	(1.6)
Net operating revenues (11)	11.1	6.6	2.6	8.6	2.7
Operating expenses	(5.4)	(5.9)	(2.8)	(2.7)	(2.7)
Net operating income (loss) (12, 13)	5.7	0.7	(0.2)	5.9	0.0
Net loss attributable to the redeemable noncontrolling interest	0.0	(0.5)	0.0	0.0	0.0
Net Income (Loss) Attributable to Bladex Stockholders	$5.7	$1.2	$(0.2)	$5.9	$0.0

2Q15 vs. 1Q15

During the second quarter 2015, the Treasury Division reported a Net Loss of $0.2 million compared to Net Income of $5.9 million in the first quarter 2015, primarily attributable to a $2.2 million trading loss from the Bank’s remaining participation in investment funds, compared to a $2.6 million gain registered in the previous quarter.

2Q15 vs. 2Q14

The Division’s quarterly Net Income remained relatively stable year-on-year (-$0.2 million), as lower net gains on the sale of investment securities was partly offset by increased net interest income, mainly from lower average funding costs.

6M15 vs. 6M14

The Division’s year-to-date 2015 Net Income of $5.7 million increased $4.5 million year-on-year, as a result of: (i) a $3.5 million positive variation in non-interest operating income, mainly driven by improved performance from the Bank’s remaining participation in investment funds, (ii) a $1.0 million increase in net interest income mostly from lower average funding costs, and (iii) a $0.5 million decrease in allocated operating expenses primarily associated with the deconsolidation of expenses related to the investment funds.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M15	6M14	2Q15	1Q15	2Q14
Net Interest Income ("NII")
Commercial Division	$61.1	$57.6	$30.1	$31.0	$29.6
Treasury Division	9.4	8.4	4.6	4.8	4.3
Consolidated NII	$70.5	$66.0	$34.7	$35.8	$33.9

Net Interest Margin (i)	1.81%	1.81%	1.79%	1.84%	1.84%

(i) Total Net interest income divided by the average balance of interest-earning assets.

2Q15 vs. 1Q15

The Bank’s second quarter 2015 net interest income reached $34.7 million, a 3% decrease quarter-on-quarter, primarily attributable to lower net interest margins (-5 bps) on decreased average lending rates (-5 bps), along with lower average lending balances (-1%).

2Q15 vs. 2Q14

Quarterly net interest income increased 2% year-on-year, as higher average loan portfolio balances (+4%) and lower rates paid on interest-bearing liabilities (-6 bps) more than offset the effects of lower average lending rates (-7 bps).

6M15 vs. 6M14

The Bank’s year-to-date 2015 net interest income reached $70.5 million, a 7% year-on-year increase, mainly driven by higher average interest-earning assets, mostly from average loan portfolio balances (+6%), which more than offset the decrease in average lending rates (-4 bps).

FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication, and loan intermediation and distribution activities.

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(US$ million)	6M15	6M14	2Q15	1Q15	2Q14
Fees and Commissions, net	$5.4	$8.5	$3.1	$2.3	$4.2
Letters of credit and contingencies *	$5.2	$5.6	$3.0	$2.1	$3.3
Loan structuring and distribution fees	0.2	2.9	0.1	0.2	0.9
Net gain on sale of loan	$0.5	$0.6	$0.3	$0.2	$0.5
Other income, net	$0.5	$0.6	$0.3	$0.2	$0.2
Fees and Other Income	$6.5	$9.7	$3.7	$2.8	$4.9

* Net of commission expenses

Quarterly Variation

Fees and other income totaled $3.7 million in the second quarter 2015, compared to $2.8 million in the first quarter 2015, and $4.9 million in the second quarter 2014. The $0.9 million, or 34% quarter-on-quarter increase was mostly driven by higher fees from the letters of credit and contingencies business, while the $1.2 million, or 25%, year-on-year decrease was mostly related to fewer closings in the structuring and distribution business.

6M15 vs. 6M14

The Banks’ year-to-date 2015 fees and other income totaled $6.5 million, a $3.2 million, or 33%, year-on-year decrease, mostly due to the absence of closed loan structuring and syndication transactions during the first half of 2015. A solid pipeline of mandated and prospective transactions should reverse this trend in the following months and quarters.

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PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14
Allowance for Loan Losses:
Balance at beginning of the period	$77.7	$79.7	$77.3	$76.2	$72.8
Provisions (reversals)	5.7	(2.7)	2.3	1.2	3.4
Recoveries	-	0.7	-	0.0	-
End of period balance	$83.4	$77.7	$79.7	$77.3	$76.2

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$9.9	$6.8	$8.1	$5.4	$5.2
Provisions (reversals)	(2.2)	3.0	(1.3)	2.6	0.2
End of period balance	$7.7	$9.9	$6.8	$8.1	$5.4

Total allowance for credit losses	$91.0	$87.6	$86.5	$85.4	$81.6

Allowance for credit losses to Commercial Portfolio	1.23%	1.23%	1.20%	1.19%	1.18%
Non-accruing loans to total loans, net of discounts	0.30%	0.32%	0.06%	0.06%	0.06%
Allowance for credit losses to non-accruing loan balances (times)	4.4	4.2	21.4	21.1	20.3

The allowance for loan and off-balance sheet credit losses totaled $91.0 million as of June 30, 2015, compared to $87.6 million as of March 31, 2015, and $81.6 million as of June 30, 2014, which represents a $3.4 million quarter-on-quarter and a $9.4 million year-on-year increase, mainly due to the Commercial Portfolio growth. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.23% as of June 30, 2015, unchanged from the previous quarter, and +5 bps compared to 1.18% as of June 30, 2014, as a result of changes in portfolio mix.

As of June 30, 2015, the Bank’s non-accruing loans totaled $20.7 million or 0.30% of total loan portfolio balances, compared to $20.8 million, or 0.32%, as of March 31, 2015, and $4.0 million, or 0.06%, as of June 30, 2014. The ratio of allowance for credit losses to non-accruing loans was 4.4 times as of June 30, 2015.

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OPERATING EXPENSES

(US$ million)	6M15	6M14	2Q15	1Q15	2Q14
Salaries and other employee expenses	$15.6	$15.6	$7.3	$8.3	$7.5
Depreciation and amortization of equipment and leasehold improvements	1.0	1.3	0.5	0.5	0.6
Professional services	2.0	1.9	1.2	0.8	1.1
Maintenance and repairs	0.8	0.8	0.4	0.4	0.4
Expenses from the investment funds	0.0	0.4	0.0	0.0	0.0
Other operating expenses	6.1	6.3	3.1	3.1	3.2
Total Operating Expenses	$25.6	$26.4	$12.6	$13.0	$12.9

Quarterly Variation

Operating expenses totaled $12.6 million in the second quarter 2015, a 3% decrease quarter-on-quarter, primarily from lower salaries and other employee expenses mostly related to variable compensation paid in 1Q15, partially offset by higher professional services on a seasonally low 1Q15.

The Bank’s Business Efficiency Ratio, which excludes non-core revenues and expenses, mainly from the participation in investment funds, was 33% in the second quarter 2015, unchanged quarter-on-quarter and compared to 32% in the second quarter 2014. The Efficiency Ratio reached 35% in the second quarter 2015, compared to 31% in the first quarter 2015, and the same level in the second quarter 2014. The ratio of operating expenses to average assets improved to 65 bps in the second quarter 2015, compared to 67 bps and 69 bps in the comparative periods.

6M15 vs. 6M14

During the first six months 2015, operating expenses totaled $25.6 million, a 3% decrease year-on-year, mainly due to the deconsolidation of fund related expenses, and lower depreciation expense mostly in technology applications and hardware, as the Bank is in the process of upgrading its core system.

The Bank’s year-to-date Efficiency Ratio and the Business Efficiency Ratio both improved to 33%, compared to 36% and 34%, respectively, year-on-year, as operating revenues increased 6% and operating expenses decreased 3%. The Bank’s operating expenses to average assets ratio improved to 66 bps in the first six months of 2015, compared to 72 bps in the same period of 2014.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	30-Jun-15	31-Mar-15	30-Jun-14
Tier 1 Basel I Capital (7)	$958	$951	$899
Total Capital (14)	$1,036	$1,024	$972
Risk-Weighted Assets	$6,233	$5,884	$5,911
Tier 1 Basel I Capital Ratio (7)	15.4%	16.2%	15.2%
Tier 1 Basel III Capital Ratio	16.1%	16.4%	n.a.
Total Capital Ratio (14)	16.6%	17.4%	16.5%
Stockholders’ Equity	$950	$941	$896
Stockholders’ Equity to Total Assets	11.4%	11.8%	11.7%
Accumulated other comprehensive income (loss) ("OCI")	$(11)	$(14)	$(6)
Leverage (times) (8)	8.7	8.4	8.6
Shares outstanding	38.969	38.910	38.672

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of June 30, 2015, the Bank’s Tier 1 Basel I Capital Ratio was 15.4%, compared to 16.2% as of March 31, 2015, and 15.2% as of June 30, 2014, mainly due to risk-weighted assets growth related to the Commercial Portfolio. The Bank’s leverage as of these dates was 8.7x, 8.4x, and 8.6x, respectively. During the fourth quarter 2014, the Bank adopted the Basel III framework to calculate its Tier 1 Capital Ratio, but will, on a temporary basis, continue to report quarterly Tier 1 Basel I Ratios to allow for year-on-year comparisons. The Tier 1 Basel III Capital Ratio stood at 16.1% as of June 30, 2015, compared to 16.4% as of March 31, 2015.

The Bank’s common shares outstanding totaled 39.0 million as of June 30, 2015, compared to 38.9 million as of March 31, 2015, and 38.7 million as of June 30, 2014.

RECENT EVENTS

▪	Bond issuance under the Bank’s EMTN Program: On April 30, 2015, the Bank announced the issuance of a US$350 million bond, the Bank’s second 144A/Reg S transaction after its debut in 2012. The bonds, which mature in 2020, pay a fixed rate coupon of 3.25%. The issue was substantially oversubscribed and placed with global institutional and retail investors.

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 13, 2015, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2015. The dividend will be paid on August 4, 2015, to stockholders registered as of July 27, 2015.

Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

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(2)	Non-Core Items include: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), other expenses related to investment funds, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(10)

Non-interest operating income (loss) refers to net other income (expense) excluding reversals of provisions (provisions) for credit losses, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions, net gain on sale of loans, and net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative financial instrument and hedging, net gain (loss) on foreign currency exchange, net gain (loss) from trading securities, net gain (loss) from investment funds, and net related other income (expense).

(11)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(12)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(13)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks and investment securities, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) net gain (loss) on foreign currency exchange; (vi) net gain (loss) from investment funds, (vii) net related other income (expense) and (viii) allocated operating expenses.

(14)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk-weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

14

ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2015, Bladex had disbursed accumulated credits of approximately $225 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 16, 2015 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 35883906.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

15

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2015	March 31, 2015	June 30, 2014	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks, and interest-bearing deposits in banks	$992	$945	$749	$47	5%	$243	32%
Securities available-for-sale	286	332	333	(46)	(14)	(47)	(14)
Securities held-to-maturity	63	62	44	1	2	19	43
Investment funds	53	57	53	(4)	(7)	0	0
Loans	6,920	6,569	6,459	351	5	461	7
Less:
Allowance for loan losses	83	78	76	5	6	7	9
Unearned income and deferred fees	9	8	9	1	13	0	0
Loans, net	6,828	6,483	6,374	345	5	454	7

Customers' liabilities under acceptances	4	1	53	3	300	(49)	(92)
Accrued interest receivable	38	40	41	(2)	(5)	(3)	(7)
Equipment and leasehold improvements, net	7	8	9	(1)	(13)	(2)	(22)
Derivative financial instruments used for hedging - receivable	9	14	11	(5)	(36)	(2)	(18)
Other assets	27	13	13	14	108	14	108
TOTAL ASSETS	$8,308	$7,955	$7,679	$353	4%	$629	8%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$217	$109	$181	$108	99%	$36	20%
Time	3,020	2,505	2,792	515	21	228	8
Total Deposits	3,237	2,614	2,973	623	24	264	9

Securities sold under repurchase agreements	223	277	285	(54)	(19)	(62)	(22)
Short-term borrowings and debt	2,186	2,768	1,922	(582)	(21)	264	14
Acceptances outstanding	4	1	53	3	300	(49)	(92)
Accrued interest payable	15	18	14	(3)	(17)	1	7
Long-term borrowings and debt	1,590	1,288	1,500	302	23	90	6
Derivative financial instruments used for hedging - payable	27	27	10	0	0	17	170
Reserve for losses on off-balance sheet credit risk	8	10	5	(2)	(20)	3	60
Other liabilities	67	11	21	56	509	46	219
TOTAL LIABILITIES	$7,357	$7,014	$6,783	$343	5%	$574	8%

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	116	116	118	0	0	(2)	(2)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	544	539	489	5	1	55	11
Accumulated other comprehensive loss	(11)	(14)	(6)	3	(21)	(5)	83
Treasury stock	(73)	(75)	(80)	2	(3)	7	(9)

TOTAL STOCKHOLDERS' EQUITY	$950	$941	$896	$9	1%	$54	6%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,308	$7,955	$7,679	$353	4%	$629	8%

(*)  "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2015	March 31, 2015	June 30, 2014	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$52,740	$53,598	$52,073	$(858)	(2)%	$667	1%
Interest expense	(18,017)	(17,829)	(18,181)	(188)	1	164	(1)

NET INTEREST INCOME	34,723	35,769	33,892	(1,046)	(3)	831	2

Reversal of provision (provision) for loan losses	(5,661)	2,695	(3,430)	(8,356)	(310)	(2,231)	65

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION)
FOR LOAN LOSSES	29,062	38,464	30,462	(9,402)	(24)	(1,400)	(5)

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	2,215	(3,021)	(254)	5,236	(173)	2,469	(972)
Fees and commissions, net	3,109	2,300	4,202	809	35	(1,093)	(26)
Derivative financial instrument and hedging	884	912	(187)	(28)	(3)	1,071	(573)
Recoveries, net of impairment of assets	0	0	7	0	n.m. (*)	(7)	(100)
Net gain (loss) from investment funds	(2,229)	2,562	(2,235)	(4,791)	(187)	6	(0)
Net gain (loss) from trading securities	302	(15)	(48)	317	(2,113)	350	(729)
Net gain on sale of securities available-for-sale	133	296	954	(163)	(55)	(821)	(86)
Net gain on sale of loans	305	207	494	98	47	(189)	(38)
Net loss on foreign currency exchange	(1,222)	(69)	(73)	(1,153)	1,671	(1,149)	1,574
Other income, net	284	248	238	36	15	46	19
NET OTHER INCOME	3,781	3,420	3,098	361	11	683	22

OPERATING EXPENSES:
Salaries and other employee expenses	7,337	8,305	7,498	(968)	(12)	(161)	(2)
Depreciation and amortization of equipment and leasehold improvements	518	529	639	(11)	(2)	(121)	(19)
Professional services	1,223	753	1,114	470	62	109	10
Maintenance and repairs	440	395	396	45	11	44	11
Other operating expenses	3,084	3,061	3,226	23	1	(142)	(4)
TOTAL OPERATING EXPENSES	12,602	13,043	12,873	(441)	(3)	(271)	(2)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$20,241	$28,841	$20,687	$(8,600)	(30)%	$(446)	(2)%

PER COMMON SHARE DATA:
Basic earnings per share	0.52	0.74	0.54
Diluted earnings per share	0.52	0.74	0.53

Weighted average basic shares	38,954	38,805	38,667
Weighted average diluted shares	39,073	38,858	38,799

PERFORMANCE RATIOS:
Return on average assets	1.04%	1.47%	1.12%
Return on average stockholders' equity	8.63%	12.56%	9.32%
Net interest margin	1.79%	1.84%	1.84%
Net interest spread	1.63%	1.68%	1.67%
Operating expenses to total average assets..	0.65%	0.67%	0.69%

(*)    "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE SIX MONTHS ENDED
	June 30, 2015	June 30, 2014
	(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$70,492	$66,001
Fees and commissions, net	5,409	8,478
Provision for loan and off-balance sheet credit losses, net	(3,772)	(3,668)
Derivative financial instrument and hedging	1,796	(207)
Recoveries, net of impairment of assets	0	7
Net gain (loss) from investment funds	333	(2,795)
Net gain (loss) from trading securities	287	(247)
Net gain on sale of securities available-for-sale	429	1,212
Net gain on sale of loans	512	614
Net gain (loss) on foreign currency exchange	(1,291)	117
Other income, net	532	569
Operating expenses	(25,645)	(26,357)
Net income	$49,082	$43,724
Net loss attributable to the redeemable noncontrolling interest	0	(475)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$49,082	$44,199
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	349	377
Investment funds	53	53
Loans, net	6,828	6,374
Total assets	8,308	7,679
Deposits	3,237	2,973
Securities sold under repurchase agreements	223	285
Short-term borrowings and debt	2,186	1,922
Long-term borrowings and debt	1,590	1,500
Total liabilities	7,357	6,783
Stockholders' equity	950	896

PER COMMON SHARE DATA:
Basic earnings per share	1.26	1.14
Diluted earnings per share	1.26	1.14
Book value (period average)	24.07	22.80
Book value (period end)	24.39	23.18

(In thousand):
Weighted average basic shares	38,880	38,633
Weighted average diluted shares	39,015	38,813
Basic shares period end	38,969	38,672

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.26%	1.21%
Return on average stockholders' equity	10.57%	10.12%
Net interest margin	1.81%	1.81%
Net interest spread	1.65%	1.65%
Operating expenses to total average assets	0.66%	0.72%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.30%	0.06%
Charge offs to total loan portfolio (1)	0.00%	0.00%
Allowance for loan losses to total loan portfolio (1)	1.21%	1.18%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.56%	1.24%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.4%	11.7%
Tier 1 capital to risk-weighted assets	15.4%	15.2%
Total capital to risk-weighted assets	16.6%	16.5%

(1)   Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2015	June 30, 2014	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$106,338	$101,688	$4,650	5%
Interest expense	(35,846)	(35,687)	(159)	0

NET INTEREST INCOME	70,492	66,001	4,491	7

Provision for loan losses	(2,966)	(3,414)	448	(13)

NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	67,526	62,587	4,939	8

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(806)	(254)	(552)	217
Fees and commissions, net	5,409	8,478	(3,069)	(36)
Derivative financial instrument and hedging	1,796	(207)	2,003	(968)
Recoveries, net of impairment of assets	0	7	(7)	(100)
Net gain (loss) from investment funds	333	(2,795)	3,128	(112)
Net gain (loss) from trading securities	287	(247)	534	(216)
Net gain on sale of securities available-for-sale	429	1,212	(783)	(65)
Net gain on sale of loans	512	614	(102)	(17)
Net gain (loss) on foreign currency exchange	(1,291)	117	(1,408)	(1,203)
Other income, net	532	569	(37)	(7)
NET OTHER INCOME	7,201	7,494	(293)	(4)

OPERATING EXPENSES:
Salaries and other employee expenses	15,642	15,582	60	0
Depreciation and amortization of equipment and leasehold improvements	1,047	1,299	(252)	(19)
Professional services	1,976	1,929	47	2
Maintenance and repairs	835	791	44	6
Expenses from the investment funds	0	416	(416)	(100)
Other operating expenses	6,145	6,340	(195)	(3)
TOTAL OPERATING EXPENSES	25,645	26,357	(712)	(3)

Net income	$49,082	$43,724	$5,358	12

Net loss attributable to the redeemable noncontrolling interest	0	(475)	475	(100)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$49,082	$44,199	$4,883	11%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2015			March 31, 2015			June 30, 2014
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$769	$0.5	0.25%	$779	$0.4	0.22%	$612	$0.4	0.24%
Loans, net of unearned income & deferred loan fees	6,575	50.1	3.01	6,651	50.9	3.06	6,353	49.5	3.08
Non-accruing loans	21	0.0	0.00	8	0.0	0.36	4	0.0	0.00
Investment securities	363	2.2	2.39	400	2.3	2.27	366	2.2	2.38
Investment funds	56	0.0	0.00	58	0.0	0.00	74	0.0	0.00

TOTAL INTEREST EARNING ASSETS	$7,784	$52.7	2.68%	$7,895	$53.6	2.72%	$7,408	$52.1	2.78%

Non interest earning assets	61			96			86
Allowance for loan losses	(78)			(81)			(73)
Other assets	17			23			9

TOTAL ASSETS	$7,785			$7,934			$7,431

INTEREST BEARING LIABILITIES
Deposits	$2,804	$2.7	0.39%	$2,418	$2.5	0.41%	$2,537	$2.7	0.43%
Securities sold under repurchase agreement and short-term borrowings and debt	2,478	5.8	0.93	3,074	6.6	0.86	2,488	6.1	0.96
Long-term borrowings and debt	1,490	9.4	2.51	1,387	8.7	2.52	1,436	9.4	2.59

TOTAL INTEREST BEARING LIABILITIES	$6,771	$18.0	1.05%	$6,879	$17.8	1.04%	$6,461	$18.2	1.11%

Non interest bearing liabilities and other liabilities	$72			$124			$65

TOTAL LIABILITIES	6,844			7,003			6,526

Redeemable noncontrolling interest	0			0			15

STOCKHOLDERS' EQUITY	941			931			890

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,785			$7,934			$7,431

NET INTEREST SPREAD			1.63%			1.68%			1.67%
NET INTEREST INCOME AND NET INTEREST MARGIN		$34.7	1.79%		$35.8	1.84%		$33.9	1.84%

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2015			June 30, 2014
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$774	$0.9	0.24%	$631	$0.7	0.24%
Loans, net of unearned income & deferred loan fees	6,613	101.0	3.04	6,237	96.5	3.08
Non-accruing loans	14	0.0	0.09	3	0.0	0.00
Investment securities	381	4.5	2.33	366	4.4	2.40
Investment funds	57	0.0	0.00	96	0.0	0.04

TOTAL INTEREST EARNING ASSETS	$7,839	$106.3	2.70%	$7,333	$101.7	2.76%

Non interest earning assets	79			80
Allowance for loan losses	(79)			(73)
Other assets	20			12

TOTAL ASSETS	$7,859			$7,353

INTEREST BEARING LIABILITIES
Deposits	$2,612	$5.2	0.40%	$2,539	$5.4	0.42%
Securities sold under repurchase agreement and short-term borrowings and debt	2,775	12.5	0.89	2,539	13.0	1.02
Long-term borrowings and debt	1,438	18.2	2.51	1,302	17.3	2.64

TOTAL INTEREST BEARING LIABILITIES	$6,825	$35.8	1.04%	$6,379	$35.7	1.11%

Non interest bearing liabilities and other liabilities	$98			$61

TOTAL LIABILITIES	6,923			6,440

Redeemable noncontrolling interest	0			32

STOCKHOLDERS' EQUITY	936			881

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,859			$7,353

NET INTEREST SPREAD			1.65%			1.65%
NET INTEREST INCOME AND NET INTEREST MARGIN		$70.5	1.81%		$66.0	1.81%

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/15	JUN 30/15	MAR 31/15	DEC 31/14	SEP 30/14	JUN 30/14	JUN 30/14

INCOME STATEMENT DATA:
Interest income	$106,338	$52,740	$53,598	$56,257	$54,785	$52,073	$101,688
Interest expense	(35,846)	(18,017)	(17,829)	(17,973)	(17,939)	(18,181)	(35,687)

NET INTEREST INCOME	70,492	34,723	35,769	38,284	36,846	33,892	66,001

Reversal of provision (provision) for loan losses	(2,966)	(5,661)	2,695	(2,341)	(1,140)	(3,430)	(3,414)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	67,526	29,062	38,464	35,943	35,706	30,462	62,587
				0	0
OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(806)	2,215	(3,021)	1,259	(2,632)	(254)	(254)
Fees and commissions, net	5,409	3,109	2,300	4,908	4,116	4,202	8,478
Derivative financial instrument and hedging	1,796	884	912	492	(179)	(187)	(207)
Recoveries, net of impairment of assets	0	0	0	0	0	7	7
Net gain (loss) from investment funds	333	(2,229)	2,562	5,624	580	(2,235)	(2,795)
Net gain (loss) from trading securities	287	302	(15)	99	(245)	(48)	(247)
Net gains on sale of securities available-for-sale	429	133	296	66	593	954	1,212
Net gains on sale of loans	512	305	207	1,375	557	494	614
Net gain (loss) on foreign currency exchange	(1,291)	(1,222)	(69)	180	469	(73)	117
Other income, net	532	284	248	734	441	238	569

NET OTHER INCOME	7,201	3,781	3,420	14,737	3,700	3,098	7,494

TOTAL OPERATING EXPENSES	25,645	12,602	13,043	14,543	12,802	12,873	26,357

Net income	$49,082	$20,241	$28,841	$36,137	$26,604	$20,687	$43,724

Net loss attributable to the redeemable noncontrolling interest	0	0	0	0	0	0	(475)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$49,082	$20,241	$28,841	$36,137	$26,604	$20,687	$44,199

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.26	$0.52	$0.74	$0.93	$0.69	$0.54	$1.14

PERFORMANCE RATIOS
Return on average assets	1.26%	1.04%	1.47%	1.80%	1.39%	1.12%	1.21%
Return on average stockholders' equity	10.57%	8.63%	12.56%	15.68%	11.70%	9.32%	10.12%
Net interest margin	1.81%	1.79%	1.84%	1.92%	1.93%	1.84%	1.81%
Net interest spread	1.65%	1.63%	1.68%	1.76%	1.77%	1.67%	1.65%
Operating expenses to total average assets	0.66%	0.65%	0.67%	0.72%	0.67%	0.69%	0.72%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/15	JUN 30/14	JUN 30/15	MAR 31/15	JUN 30/14

COMMERCIAL DIVISION:

Net interest income (1)	$61.1	$57.6	$30.1	$31.0	$29.6
Non-interest operating income (2)	6.3	9.6	3.6	2.7	5.0
Operating expenses (3)	(20.2)	(20.5)	(9.8)	(10.4)	(10.2)
Net operating income (4)	47.2	46.7	23.9	23.3	24.4
Provision for loan and off-balance sheet credit losses, net	(3.8)	(3.7)	(3.4)	(0.3)	(3.7)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$43.4	$43.0	$20.5	$23.0	$20.7

Average interest-earning assets (5)	6,627	6,240	6,596	6,659	6,356
End-of-period interest-earning assets (5)	6,911	6,450	6,911	6,561	6,450

TREASURY DIVISION:

Net interest income (1)	$9.4	$8.4	$4.6	$4.8	$4.3
Non-interest operating income (loss) (2)	1.7	(1.8)	(2.0)	3.8	(1.6)
Operating expenses (3)	(5.4)	(5.9)	(2.8)	(2.7)	(2.7)
Net operating income (loss) (4)	5.7	0.7	(0.2)	5.9	0.0

Net income (loss)	5.7	0.7	(0.2)	5.9	0.0
Net loss attributable to the redeemable noncontrolling interest	0.0	(0.5)	0.0	0.0	0.0

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$5.7	$1.2	$(0.2)	$5.9	$0.0

Average interest-earning assets (6)	1,212	1,093	1,188	1,237	1,052
End-of-period interest-earning assets (6)	1,394	1,178	1,394	1,396	1,178

CONSOLIDATED:

Net interest income (1)	$70.5	$66.0	$34.7	$35.8	$33.9
Non-interest operating income (2)	8.0	7.8	1.6	6.4	3.4
Operating expenses (3)	(25.6)	(26.4)	(12.6)	(13.0)	(12.9)
Net operating income (4)	52.9	47.4	23.7	29.2	24.4
Provision for loan and off-balance sheet credit losses, net	(3.8)	(3.7)	(3.4)	(0.3)	(3.7)

Net income - business segments	49.1	43.7	20.2	28.8	20.7
Net loss attributable to the redeemable noncontrolling interest	0.0	(0.5)	0.0	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$49.1	$44.2	$20.2	$28.8	$20.7

Average interest-earning assets	7,839	7,333	7,784	7,895	7,408
End-of-period interest-earning assets	8,305	7,628	8,305	7,957	7,628

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions (provisions) for loans and off-balance sheet credit losses, and recoveries, net of impairment of assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals of provisions (provisions) for loans and off-balance sheet credit losses and recoveries, net of impairment of assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, and the balance of the investment funds.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2015		March 31, 2015		June 30, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$251	3.2	$289	3.9	$392	5.4	$(38)	$(141)
BOLIVIA	25	0.3	25	0.3	0	0.0	0	25
BRAZIL	2,078	26.8	1,994	26.6	1,996	27.4	84	82
CHILE	216	2.8	169	2.3	189	2.6	47	27
COLOMBIA	797	10.3	861	11.5	779	10.7	(64)	18
COSTA RICA	341	4.4	243	3.2	328	4.5	98	13
DOMINICAN REPUBLIC	250	3.2	247	3.3	117	1.6	3	133
ECUADOR	369	4.7	312	4.2	313	4.3	57	56
EL SALVADOR	85	1.1	101	1.3	121	1.7	(16)	(36)
FRANCE	6	0.1	6	0.1	39	0.5	0	(33)
GERMANY	97	1.3	97	1.3	0	0.0	0	97
GUATEMALA	376	4.9	296	4.0	251	3.5	80	125
HONDURAS	71	0.9	100	1.3	80	1.1	(29)	(9)
JAMAICA	0	0.0	13	0.2	62	0.8	(13)	(62)
MEXICO	1,169	15.1	1,062	14.2	913	12.5	107	256
NETHERLANDS	4	0.1	6	0.1	79	1.1	(2)	(75)
NICARAGUA	1	0.0	5	0.1	1	0.0	(4)	0
PANAMA	415	5.3	450	6.0	396	5.4	(35)	19
PARAGUAY	14 2	1.8	145	1.9	81	1.1	(3)	61
PERU	564	7.3	575	7.7	625	8.6	(11)	(61)
SWITZERLAND	1	0.0	1	0.0	1	0.0	0	0
TRINIDAD & TOBAGO	219	2.8	187	2.5	196	2.7	32	23
UNITED STATES	63	0.8	64	0.9	41	0.6	(1)	22
URUGUAY	194	2.5	212	2.8	236	3.2	(18)	(42)
VENEZUELA	0	0.0	0	0.0	0	0.0	0	0
MULTILATERAL ORGANIZATIONS	26	0.3	26	0.3	41	0.6	0	(15)

TOTAL CREDIT PORTFOLIO (1)	$7,760	100%	$7,486	100%	$7,277	100%	$274	$483

UNEARNED INCOME AND COMMISSION (2)	(9)		(8)		(9)		(1)	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,751		$7,478		$7,268		$273	$483

(1)	Includes book value of loans, fair value of investment securities, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2015		March 31, 2015		June 30, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$251	3.4	$289	4.1	$392	5.7	$(38)	$(141)
BOLIVIA	25	0.3	25	0.4	0	0.0	0	25
BRAZIL	2,009	27.1	1,926	27.2	1,937	28.1	83	72
CHILE	197	2.7	147	2.1	171	2.5	50	26
COLOMBIA	708	9.6	763	10.7	671	9.7	(55)	37
COSTA RICA	336	4.5	243	3.4	321	4.7	93	15
DOMINICAN REPUBLIC	250	3.4	247	3.5	117	1.7	3	133
ECUADOR	369	5.0	312	4.4	313	4.5	57	56
EL SALVADOR	85	1.1	101	1.4	121	1.7	(16)	(36)
FRANCE	6	0.1	6	0.1	39	0.6	0	(33)
GERMANY	97	1.3	97	1.4	0	0.0	0	97
GUATEMALA	376	5.1	296	4.2	251	3.6	80	125
HONDURAS	71	1.0	100	1.4	80	1.2	(29)	(9)
JAMAICA	0	0.0	13	0.2	62	0.9	(13)	(62)
MEXICO	1,081	14.6	945	13.3	841	12.2	136	240
NETHERLANDS	4	0.1	6	0.1	79	1.2	(2)	(75)
NICARAGUA	1	0.0	5	0.1	1	0.0	(4)	0
PANAMA	378	5.1	409	5.8	359	5.2	(31)	19
PARAGUAY	142	1.9	145	2.0	81	1.2	(3)	61
PERU	557	7.5	564	8.0	598	8.7	(7)	(41)
SWITZERLAND	1	0.0	1	0.0	1	0.0	0	0
TRINIDAD & TOBAGO	210	2.8	177	2.5	189	2.7	33	21
UNITED STATES	63	0.8	64	0.9	41	0.6	(1)	22
URUGUAY	194	2.6	212	3.0	236	3.4	(18)	(42)
VENEZUELA	0	0.0	0	0.0	0	0.0	0	0

TOTAL COMMERCIAL PORTFOLIO (1)	$7,411	100%	$7,093	100%	$6,901	100%	$318	$510

UNEARNED INCOME AND COMMISSION (2)	(9)		(8)		(9)		(1)	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,402		$7,085		$6,892		$317	$510

(1)	Includes book value of loans, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2015		March 31, 2015		June 30, 2014		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$69	19.6	$68	17.3	$59	15.8	1	10
CHILE	19	5.3	22	5.5	18	4.7	(3)	1
COLOMBIA	89	25.6	98	25.0	108	28.8	(9)	(19)
COSTA RICA	5	1.4	0	0.0	7	1.9	5	(2)
MEXICO	88	25.2	117	29.8	72	19.2	(29)	16
PANAMA	37	10.6	41	10.4	37	9.8	(4)	0
PERU	7	2.1	11	2.9	27	7.0	(4)	(20)
TRINIDAD & TOBAGO	9	2.7	10	2.4	7	1.9	(1)	2
MULTILATERAL ORGANIZATIONS	26	7.4	26	6.6	41	10.8	0	(15)

TOTAL TREASURY PORTOFOLIO (1)	$349	100%	$393	100%	$376	100%	$(44)	$(27)

(1)	Includes securities available for sale and held to maturity. Excludes the Bank's invesments in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	6M15	6M14	2QTR15	1QTR15	2QTR14	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$472	$722	$283	$189	$470	$(250)	$94	$(187)
BELGIUM	0	123	0	0	0	(123)	0	0
BOLIVIA	15	0	0	15	0	15	(15)	0
BRAZIL	794	1,170	510	284	595	(376)	226	(85)
CHILE	58	135	58	0	24	(77)	58	34
COLOMBIA	326	455	180	146	289	(129)	34	(109)
COSTA RICA	206	186	187	19	68	20	168	119
DOMINICAN REPUBLIC	381	489	237	144	196	(108)	93	41
ECUADOR	580	489	339	241	294	91	98	45
EL SALVADOR	39	78	25	14	43	(39)	11	(18)
FRANCE	6	159	0	6	73	(153)	(6)	(73)
GUATEMALA	424	250	211	213	108	174	(2)	103
HONDURAS	120	123	48	72	56	(3)	(24)	(8)
JAMAICA	66	114	30	36	92	(48)	(6)	(62)
MEXICO	1,296	1,033	715	581	576	263	134	139
NETHERLANDS	0	50	0	0	48	(50)	0	(48)
NICARAGUA	1	1	1	0	0	0	1	1
PANAMA	317	244	132	185	116	73	(53)	16
PARAGUAY	83	47	34	49	42	36	(15)	(8)
PERU	392	511	251	141	228	(119)	110	23
SWITZERLAND	1	0	1	0	0	1	1	1
TRINIDAD & TOBAGO	199	196	141	58	132	3	83	9
UNITED STATES	18	13	5	13	4	5	(8)	1
URUGUAY	17	153	0	17	32	(136)	(17)	(32)
VENEZUELA	0	2	0	0	0	(2)	0	0
MULTILATERAL ORGANIZATIONS	0	5	0	0	5	(5)	0	(5)

TOTAL CREDIT DISBURSED (1)	$5,811	$6,748	$3,388	$2,423	$3,491	$(937)	$965	$(103)

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.